Exhibit 99.11

FIRST AMENDMENT TO THE

NUCLEAR MANAGEMENT COMPANY, LLC NMC SAVINGS AND

RETIREMENT PLAN

(As Amended and Restated Effective January 1, 2015)

Pursuant to the authority delegated to the Plan Administrator, Xcel Energy Inc. (the “Company”) according to Section 11.1 of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (As Amended and Restated Effective January 1, 2015) (the “Plan”), the Plan shall be amended effective as of January 1, 2015, or as may be indicated in the respective amendments, in the following respects:

1.	Section 3.06, “Special Rules Applicable to Returning Veterans” is amended to add new subsections (e) and (f) to read as follows:

(e)    HEART Act Death Provisions. The survivors of a Participant who dies while performing qualified military service are entitled to any additional benefits provided under this Plan had the Participant resumed employment and then terminated employment on account of death.

(f)    Differential Wage Payments. The term “Differential Wage Payments” means any payment as defined in Code Section 3401(h) which is made by the Employer for a remuneration period after December 31, 2008 which, i) is made to an individual with respect to any period during which an individual is performing service in the uniformed services (as defined in chapter 43 of title 38, of United States Code) while on active duty for a period of more than 30 days; and ii) represents all or a portion of the remuneration such individual would have received from the Employer if he or she was performing services for the Employer.

2.	Section 4.03 is amended by the addition of the following new sub paragraph (e):

(e)	Diversification Requirements for Employer Securities.

(i) This Section applies to the extent that the Plan holds any Publicly Traded Employer Security (is traded on a national securities exchange registered under section 6 of the Securities Exchange Act of 1935) and is not covered by one of the exceptions described in paragraph (ii) below.

(ii) Application of Diversification Requirements. If the Employer, or any member of a controlled group of corporations (as described in Reg § 1.401(a)(35)-1(f)(2)(iv)(A)) which includes the Employer, has issued a class of stock which is a Publicly Traded Employer Security, and the Plan holds Employer securities which are not Publicly Traded

Employer Securities, then the Plan will be treated as holding Publicly Traded Employer Securities. However, this Section does not apply if (1) the Plan is sponsored by a non-stock corporation; (2) the Plan does not provide for any investments in securities; (3) the Plan does provide for investments in securities, but only if the securities are held indirectly as part of a broader fund that is a regulated investment company described in Code Sec. 851(a), a common or collective trust fund or pooled investment fund maintained by a bank or trust company supervised by a State or a Federal agency, a pooled investment fund of an insurance company that is qualified to do business in a State, or an investment fund managed by an investment manager within the meaning of ERISA § 3(38) for a multiemployer plan, all as further described in Reg § 1.401(a)(35)-1(f)(2)(iv)(B)(3)(ii); and (4) the Plan is a one-participant retirement plan as defined in Code Sec. 401(a)(35)(E)(iv).

(iii) Diversification of Elective Deferrals, Voluntary Employee Contributions and Rollover Contributions. With respect to a Participant (including for purposes of this Section an alternate payee who has an account under the Plan or a deceased Participant’s Beneficiary), if any portion of the Participant’s Account that is attributable to Elective Deferrals, Voluntary Employee Contributions, or Rollover Contributions is invested in Publicly Traded Employer Securities, then the Participant must be offered the opportunity to elect to divest those employer securities and reinvest an equivalent amount in other investment options as described in paragraph (vi) below.

(iv) Diversification of Non-Elective Contributions. With respect to a Participant who has completed at least three Years of Vesting Service (including for purposes of this Section an alternate payee who has an account under the Plan with respect to such Participant or a deceased Participant’s Beneficiary), if a portion of the Participant’s Account attributable to Non-Elective Contributions is invested in Publicly Traded Employer Securities, then the Participant must be given the opportunity to divest those employer securities and reinvest an equivalent amount in other investment options as described in paragraph (vi).

(v) Transitional Rule. If the Plan holds Publicly Traded Employer Securities acquired in a Plan Year beginning before January 1, 2007, paragraph (d) applies only to the applicable percentage of the number of shares of those securities. The applicable percentage is 33% for the first Plan Year to which Code Sec. 401(a)(35) applies, 66% for the second Plan Year, and 100% for all subsequent Plan Years. If the Plan holds more than one class of such securities, this transitional rule applies separately with respect to each class. This transitional rule does not apply to a Participant who has attained age 55 and who has completed at least 3 Years of Vesting Service before the first day of the first Plan Year beginning after December 31, 2005.

(vi) Investment Options. At least three investment options other than Employer securities must be offered to Participants described in paragraphs (iii) and (iv). Each option must be diversified and have materially different risk and return characteristics. Periodic reasonable divestment and reinvestment opportunities must be provided at least quarterly. Except as provided in Reg § 1.401(a)(35)-1(e)(2) and Reg § (3), restrictions (either direct or indirect) or conditions that are not imposed on the investment of other Plan assets cannot be imposed on the investment of Publicly Traded Employer Securities.

Xcel Energy Inc.

By:	/s/ Brian Van Abel
Brian Van Abel
Vice President and Treasurer

By:	/s/ Jeffrey S. Savage
Jeffrey S. Savage
Senior Vice President and Controller